UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12073

W2007 Grace Acquisition I, Inc.

(Exact name of registrant as specified in its charter)

6011 Connection Drive

Irving, Texas 75309

(972) 368-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.75% Series B Cumulative Preferred Stock, par value $0.01 per share

9.00% Series C Cumulative Preferred Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 20, 2016

W2007 Grace Acquisition II, Inc., as successor by merger to W2007 Grace Acquisition I, Inc., (Registrant)

By:	/s/ Greg Fay
Name: Greg Fay
Title: Vice President, Secretary and Treasurer